

April 24, 2014

Via E-mail
Mr. James E. Braun
Chief Financial Officer
MRC Global Inc.
2 Houston Center, 909 Fannin Street, Suite 3100
Houston, TX 77010

> **Re: MRC Global Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 1-35479**

Dear Mr. Braun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Financial Condition and Cash Flows, page 33

Operating Activities, page 33

1.   You indicate that the decline in working capital in 2013 was the result of managing the business to meet the needs of the current business level. Please expand upon this statement, and in future filings ensure you address material changes in the underlying components of your working capital from period to period, including why accounts payable increased significantly from 2012 to 2013.

Note 15 – Commitments and Contingencies, page F-27

Legal Proceedings, page F-27

2.   We note that you have recorded a liability for your estimate of the most likely settlement
        of asserted asbestos claims. We have the following comments in this regard:

- Based on your disclosure, it appears that you may have determined a range of loss
  and that in accordance with ASC 450-20-30-1 you have accrued the best estimate
  within that range. If so, please revise your disclosures in future filings to clarify
  and disclose the possible range of loss. Refer to ASC 450-20-50-4. Otherwise,
  please use ASC 450 terminology such as remote, reasonably possible or probable
  and clarify how you determined the amount accrued;

- We note that as of December 31, 2012, you were a defendant in lawsuits
  involving approximately 885 of asbestos claims. As of December 31, 2013, you
  were a named defendant in approximately 279 lawsuits involving approximately
  930 claims. Please tell us supplementally and revise future filings to explain this
  rise in claims and provide us detailed 2013 claim activity in substantially the same
  form and content that you provided in your Form 10-K for the year ended
  December 31, 2012;

- You indicate that you do not believe that there are pending asbestos proceedings
  that are likely to have a material adverse effect on your consolidated financial
  statements. As indicated in Question 2 of SAB Topic 5Y, we remind you that a
  statement that a contingency is not expected to be material does not satisfy the
  requirements of ASC 450 if there is at least a reasonable possibility that a loss
  exceeding amounts already recognized may have been incurred and the amount of
  that additional loss would be material to a decision to buy or sell your securities.
  In this case, you must either (a) disclose the estimated additional loss, or range of
  loss, that is reasonably possible, or (b) state that an estimate cannot be made.
  Please show us how you will revise future filings to clarify your current
  disclosures; and

- With reference to SAB Topic 5Y, please address why you do not believe the
  detailed claim activity that you provided in prior filings is necessary for a reader's
  understanding of your asbestos contingencies.

Other Legal Claims and Proceedings, page F-28

Product Claims, page F-28

3.   We note your use of the terms "likely" and "not expected" with regard to management's
        conclusions on the impact that other legal claims and proceedings and product claims
        may have on your financial position, results of operations and cash flows. In future
        filings, please use ASC 450 terminology such as remote, reasonably possible or probable
        to clarify your conclusions regarding the potential for a material effect of these
        contingencies on your financial position, results of operations and cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825, Jeanne Baker at (202) 551-3691 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief